UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Sales Agreement for At The Market Offering Program

On March 12, 2026, Hitek Global Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Maxim Group LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, shares of its Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) having an aggregate offering price of up to One Hundred Million Dollars ($100,000,000) (the “Offered Securities”).

Under the Sales Agreement, the Offered Securities will be offered and sold pursuant to a base prospectus, dated May 16, 2024 and a prospectus supplement, dated March 13, 2026, that forms a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-279459) (the “Registration Statement”), which Registration Statement was declared effective by the Securities and Exchange Commission on May 29, 2024.

The Company is not obliged to sell any Offered Securities under the Sales Agreement, and the Sales Agent is not under any obligation to purchase any Offered Securities on a principal basis pursuant to the Agreement, except as otherwise agreed by the Sales Agent and the Company in writing pursuant to a separate agreement setting forth the terms of such sale. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Offered Securities from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell Offered Securities by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent a commission of 2.5% of the aggregate gross proceeds from each sale of the Offered Securities and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses, including the reasonable fees and expenses of counsel to the Sales Agent of up to $50,000, as well as periodic due diligence expenses of up to $5,000 per Representation Date (as defined in the Sales Agreement), not to exceed $20,000 per fiscal year.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as an exhibit to this Form 6-K and incorporated by reference herein. A copy of the opinion of Maples and Calder (Cayman) LLP, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Class A Ordinary Shares underlying the Offered Securities under the Sales Agreement is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Offered Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation By Reference

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into: (i) the Registration Statement; (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company; (iii) the registration statement on Form S-8 (File No. 333-289245) of the Company, each filed with the U.S. Securities and Exchange Commission on, respectively, May 16, 2024, August 22, 2024, and August 5, 2025 (collectively, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company
10.1	Sales Agreement, dated March 12, 2026, by and between the Company and the Sales Agent
23.1	Consent of Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

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